SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 5, 2022, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	06/30/2022	06/30/2021
Results of the period	34,892	(61,641)
Attributable to:
Shareholders of the controlling company	34,552	(49,077)
Non-controlling interest	340	(12,564)

2. Other integral results of the period	in million ARS
	06/30/2022	06/30/2021
Other integral results of the period	(177)	(18,748)
Attributable to:
Shareholders of the controlling company	(178)	(8,003)
Non-controlling interest	1	(10,745)

3. Total integral results of the period	in million ARS
	06/30/2022	06/30/2021
Total integral results of the period	34,715	(80,389)
Attributable to:
Shareholders of the controlling company	34,374	(57,080)
Non-controlling interest	341	(23,309)

4. Equity details	in million ARS
	06/30/2022	06/30/2021
Share Capital	805	657
Treasury shares	6	2
Comprehensive adjustment of capital stock and of treasury shares	34,291	34,236
Warrants	2,915	2,917
Additional paid-in capital	65,914	39,535
Premium for trading of treasury shares	243	243
Legal Reserve	3,118	2,629
Special Reserve (Resolution CNV 609/12)	23,164	23,164
Cost of treasury share	(744)	(419)
Reserve for future dividends	4,168	4,168
Reserve for conversion	504	1,062
Special Reserve	1,337	51,669
Other reserves	(11,522)	(11,727)
Retained earnings	34,654	(46,742)
Shareholders’ Equity attributable to controlling company’s shareholders	158,853	101,394
Non-controlling interest	10,874	34,259
Total shareholder's equity	169,727	135,653

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 810,879,553 (including treasury shares) which is divided into  810,865,416 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each and 7,483 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each in registration process.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 434,263,349 shares directly and indirectly (through Helmir S.A.), which represents 53.94% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2022, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 370,866,503 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 46.06% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, 44,878 warrants have been exercised and the amount outstanding is 79,955,122.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 890,834,675. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,644,626 ordinary shares, which would mean a 54.32% stake on the share capital, that is, 483,907,972 shares.

Among the news of the period ended on June 30, 2022 and subsequent, the following can be highlighted:

●
During the year, we concluded the merger between IRSA and IRSA Commercial Properties that has an effective date of July 1, 2021.

●
The net result for fiscal year 2022 registered a gain of ARS 34,892 million compared to a loss of ARS 61,641 million in fiscal year 2021.

●
Adjusted EBITDA reached ARS 27,427 million in fiscal year 2022, 49% higher than in 2019, not affected by the pandemic. Rental adjusted EBITDA reached ARS 15,782 million (ARS 12,248 million for Shopping Malls, ARS 2,443 million for offices and ARS 1,091 million for Hotels).

●
Mall´s tenant sales grew 9.5% in 2022 compared to 2019, not affected by the pandemic. Portfolio occupancy grew to 93.1%.

●
During the year, we sold 9 floors of the 200 Della Paolera building for USD 93.2 million and the República building for USD 131.8 million.

●
In December 2021, we obtained the approval from the Legislature of the City of Buenos Aires of our main project "Costa Urbana" in Puerto Madero Sur to develop approximately 900,000 sqm of mixed uses.

●
Regarding financial matters, we issued debt in the local market for USD 58.1 million and after closing, we completed the exchange of the Series II Notes, originally issued by IRSA Propiedades Comerciales S.A., for USD 360 million within the framework of the Resolution of the Central Bank of the Argentine Republic, reaching an acceptance of 66.4%.

●
During the year, we launched a share repurchase plan for up to ARS 1,000 million, which to date has registered an advance of 87.8%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 5, 2022